Cincinnati Bell, Inc.
221 East Fourth Street
Cincinnati, Ohio 45202

December 10, 2015
VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561
Attention: Mr. Justin Kisner, Attorney-Advisor

Re:    Cincinnati Bell Inc.
Form 10-K
Filed February 26, 2015
File No. 001-08519

Dear Mr. Kisner:

Set forth below is the response of Cincinnati Bell Inc. (the “Company”) to the comment we received from you on behalf of the staff of the U.S. Securities and Exchange Commission (the “Commission”) by telephone on December 3, 2015, regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014. For your convenience, our response is preceded by the comment to which the response relates.

Comment: Please confirm that in future filings the Company will review Section 229.101(c)(vii) of the Commission’s Rules and consider whether the Company should disclose the name of any customer where aggregate sales to the customer are equal to 10 percent or more of the Company’s consolidated revenue and the loss of such customer would have a material adverse effect on the Company.

Response: In future filings, beginning with the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015, the Company confirms that it will review Section 229.101(c)(vii) of the Commission’s Rules and disclose the name of any customer where aggregate sales to the customer are equal to 10 percent or greater of the Company’s consolidated revenue and the loss of such customer would have a material adverse effect on the Company.

In connection with this response, the Company further acknowledges the following:

1.	the Company is responsible for the adequacy and accuracy of the disclosures in its filings;

2.	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under any federal securities laws of the United States.

Should you have any questions or comments regarding this response, please contact me directly at 513-397-6351.

Sincerely,

/s/ Christopher J. Wilson
Christopher J. Wilson
Vice President, General Counsel & Secretary